                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: GIUSEPPE RECCHI APPOINTED CHAIRMAN, THE NEW BOD TO SERVE FOR THE NEXT THREE YEARS WILL BE COMPOSED OF 13 DIRECTORS

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2013 FINANCIAL STATEMENTS APPROVED

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DISTRIBUTION OF A PRIVILEGED DIVIDEND OF 2.75 EUROCENTS ON SAVINGS SHARES APPROVED

Rozzano (MI), 16 April 2014

Telecom Italia Shareholders' Meeting met today chaired by Aldo Minucci, in ordinary and extraordinary sessions. The Shareholders' Meeting recorded the presence of 56.04% of the Company's ordinary share capital.

In the ordinary session the Shareholders' Meeting:

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approved the 2013 financial statements of Telecom Italia S.p.A., resolving to fully cover the loss using reserves (for 499,374,035.06 euros) and profits carried forward (for 528,910,741.99 euros); approved the allocation of 9,900,000 euros to service the Employee Share Ownership Plan, resolved by the Shareholders' Meeting last year; it also approved the distribution of the privileged dividend of 2.75 eurocents per savings share only, using the reserves.  The dividend will be payable from 25 April 2014 (record date 24 April 2014) with a coupon date of 22 April 2014;

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approved the first section of the Remuneration Report which illustrates the Company's remuneration policy for directors and executive officers for the 2014 financial year;

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appointed the new Board of Directors, comprised of 13 Directors, who will remain in office for three financial years, until approval of the financial statements at 31 December 2016.  Established 1,900,000 euros as the maximum total annual compensation of the new Board of Directors pursuant to Art. 2389, subsection 1, of the Italian Civil Code, to be distributed among its members in accordance with the decisions which will be taken in this regard by the Board;

In accordance with the Bylaws, 6 Directors have been appointed based on the slates submitted by the shareholders,: 3 were taken from the slate submitted by a group of savings management companies and international institutional investors, which obtained the highest number of votes:

         Lucia CALVOSA (independent)

         Davide BENELLO (independent)

         Francesca CORNELLI (independent)

         another 3 were elected from the Telco S.p.A slate, which was second for number of votes

         Giuseppe RECCHI (independent)

         Marco PATUANO

         Baroness Denise KINGSMILL CBE (independent)

As the composition of the Board of Directors was not completed with the slate vote, the following directors, proposed by the shareholder Telco S.p.A, were elected by the majority vote of the Shareholders' Meeting: :

          Flavio CATTANEO (independent)

          Giorgina GALLO (independent)

          Tarak BEN AMMAR

          Laura CIOLI (independent)

          Giorgio VALERIO (independent)

          Jean Paul FITOUSSI

          Luca MARZOTTO (independent)

The curricula of the newly-appointed Directors and their declarations (including with regard to their meeting the requirements of independence) are available on the Company website www.telecomitalia.com,"Investors" section.

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appointed Giuseppe Recchi Chairman of the new Board of Directors;

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approved the supplementary remuneration of the Board of Statutory Auditors, which had already been established by the Shareholders' Meeting of 15 May 2012, attributing to each Statutory Auditor an individual attendance fee of 500 euros gross for each meeting they attend in addition to 24 meetings per year, with effect from 1 January 2014.

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approved the 2014-2016 stock option plan for part of the management holding organisational positions that are crucial for corporate business purposes The Plan involves a maximum of 196,000,000 options,which will give the beneficiaries the right to subscribe or purchase (at the end of the three-year incentive period, subject to the level to which they achieve the performance parameters: relative Total Shareholder Return and Cumulated Free Cash Flow as per the 2014-2016 plan), a corresponding number of Telecom Italia ordinary shares, at a strike price in line with the market price of the share at the time of the launch. The Board of Directors has all the powers needed to define the regulations for the plan, and to implement it.

In the extraordinary session the Shareholders' Meeting:

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approved the mandate to increase the share capital for cash, solely to service the stock options plan for a maximum amount of 196,000,000 newly issued ordinary shares (with a maximum dilution of 1.01% of the total capital and 1.46% of the ordinary shares only, as at 31 December 2013).

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approved the definitive reduction in the Revaluation Reserve pursuant to law 413/1991 by an amount corresponding to the amount of 1,128,826.78 euros used to cover the losses of financial year 2013.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the twelve months ended December 31, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 17th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager